3 April 2007

Corus Group plc

DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 2 April 2007 from Crédit Industriel et Commercial (“CIC”), that on 26 March 2007, CIC had an interest in 32,326,955 ordinary shares of Corus Group plc’s issued share capital, representing 3.4163%.

CIC confirms that it acts for its own account and does not hold any Section 204 agreement or arrangement relating to the exercise of any voting rights applying to these shares.

END